UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated April 25, 2018

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                                     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    .

This Report on Form 6-K contains a Stock Exchange Announcement dated 25 April 2018 entitled ‘MERGER OF BHARTI INFRATEL AND INDUS TOWERS: CREATING A LISTED PAN-INDIA TOWER COMPANY’

RNS: 0093M

25 April 2018

Merger of Bharti Infratel and Indus Towers: creating a listed pan-India tower company

New Delhi/Mumbai, India and London, United Kingdom — April 25, 2018

Key highlights

•      The combination of Bharti Infratel and Indus Towers by way of merger will create a pan-India tower company, with over 163,000 towers, operating across all 22 telecom service areas in India. The combined company will be the largest tower company in the world outside China1.

•      The combined company, which will fully own the respective businesses of Bharti Infratel and Indus Towers, will change its name to Indus Towers Limited and will continue to be listed on the Indian Stock Exchanges.

•      The combination of the two companies’ highly complementary footprints will create a tower operator with the ability to offer the high quality shared passive infrastructure services needed to support the pan-India expansion of wireless broadband services using 4G/4G+/5G technologies for the benefit of Indian consumers and businesses. The combined company will continue to offer high quality passive infrastructure services to all telecom operators on a non-discriminatory basis, thus helping to support the delivery of the Government of India’s vision of ‘Digital India’.

•      The merger ratio (1,565 shares of Bharti Infratel for every 1 Indus Towers share, the “Merger Ratio”) is within the range recommended by the independent valuer. The transaction values Indus Towers at an enterprise value of INR715bn (US$10.8bn) or 9.3x EV/LTM EBITDA2.

•      Idea Group has the option to either: (i) sell its 11.15% shareholding in Indus Towers for cash based on a valuation formula linked to the VWAP for Bharti Infratel’s shares during the 60 trading days prior to completion of the merger3, which, if calculated at the time of this announcement, would equate to a cash consideration of INR65bn (US$1.0bn)4, or alternatively, (ii) receive new shares in the combined company based on the Merger Ratio. All the proceeds from the sale of the 11.15% stake will be for the benefit of the entity resulting from the merger of Vodafone India and Idea Group.

•      Providence has the option to elect to receive cash or shares for 3.35% of its 4.85% shareholding in Indus Towers, with the balance exchanged for shares.

•      Vodafone will be issued with 783.1m new shares in the combined company, in exchange for its 42% shareholding in Indus Towers. On the basis that (a) Providence decides to sell 3.35% of its 4.85% shareholding in Indus Towers for cash, and (b) Idea Group decides to sell its full 11.15% shareholding in Indus Towers for cash, these shares would be equivalent to a 29.4%5 shareholding in the combined company. The Transaction values Vodafone’s shareholding at INR284bn (US$4.3bn)6.

•      On the basis that (a) Providence decides to sell 3.35% of its 4.85% shareholding in Indus Towers for cash, and (b) Idea Group decides to sell its full 11.15% shareholding in Indus Towers for cash, Bharti Airtel’s shareholding will be diluted from 53.5% in Bharti Infratel today to 37.2% in the combined company7.

•      Pro forma for the Transaction, the combined company’s equity value would be INR965bn (US$14.6bn)8.

•      The final number of shares issued to Vodafone and the cash paid or shares issued to Idea Group and Providence, will be subject to closing adjustments, including but not limited to movements in net debt and working capital for Bharti Infratel and Indus Towers.

•      Bharti Airtel and Vodafone will jointly control the combined company, in accordance with the terms of a new shareholders’ agreement.

•      The transaction is conditional on regulatory and other approvals, including from CCI, SEBI, NCLT, DoT (FDI approval), and is expected to close before the end of the financial year ending 31 March 2019.

Transaction details

Bharti Airtel Limited (NSE:BHARTI) (“Bharti Airtel”), Idea Cellular Limited (NSE:IDEA) (along with its subsidiary ABTL, “Idea Group”) and Vodafone Group Plc (LSE:VOD) (“Vodafone”) today announce that they have agreed to merge Vodafone’s, Idea Group’s and Providence Equity Partners’ (“Providence”) respective shareholdings in Indus Towers Limited (“Indus Towers”) into Bharti Infratel Limited (NSE:INFRATEL) (“Bharti Infratel”), creating a combined company that will own 100% of Indus Towers (the “Transaction”).

Indus Towers is currently jointly owned by Bharti Infratel (42%), Vodafone (42%), Idea Group (11.15%) and Providence (4.85%).

The transaction will be structured as follows:

a)    Indus Towers will be merged with and into Bharti Infratel through a scheme of arrangement.

b)    The Merger Ratio of 1,565 shares of Bharti Infratel for every 1 Indus Towers share is within the range recommended by the independent valuer. Based on the SEBI pricing guidelines for Bharti Infratel, in relation to the proposed scheme, as at 23 April 2018 (INR363 per share) 9, the Merger Ratio implies an enterprise value for Indus Towers of INR715bn (US$10.8bn). This is equivalent to valuing Indus Towers at 9.3x EV/LTM EBITDA10.

c)    It is intended that Idea Group will sell its 11.15% shareholding for cash concurrent with completion of the Scheme. The cash consideration payable by Bharti Infratel will be based on a formula linked to Bharti Infratel’s VWAP for the 60 trading day period prior to completion of the merger11. Based on Bharti Infratel’s VWAP during the last 60 trading days prior to the date of this announcement, this would equate to a cash consideration of INR65bn (US$1.0bn). In lieu of cash, Idea Group will be able to elect to be issued with 207.9m new shares, based on the Merger Ratio12. This would be equivalent to a 7.1% shareholding in the combined company, on the basis that Providence also elects to receive new shares in exchange for its full 4.85% shareholding in Indus Towers. All the proceeds from the sale of the 11.15% stake will be for the benefit of the entity resulting from the merger of Vodafone India and Idea Group.

d)    Providence will receive new shares equivalent to a 1.1% shareholding in the combined company in exchange for 1.5% out of its 4.85% shareholding in Indus Towers. The consideration for the remaining 3.35% of its shareholding in Indus Towers will be settled by Bharti Infratel in cash or shares at Providence’s election. The valuation terms of the cash consideration will be identical to that for Idea Group and the valuation terms for the share consideration will be based on the Merger Ratio.

e)    Vodafone will be issued with 783.1m new shares in the combined company, in exchange for its 42% shareholding in Indus Towers. On the basis that (a) Providence decides to sell 3.35% of its 4.85% shareholding in Indus Towers for cash, and (b) Idea Group decides to sell its full 11.15% shareholding in Indus Towers for cash, these shares would be equivalent to a 29.4%13 shareholding in the combined company. The Transaction values Vodafone’s shareholding at INR284bn (US$4.3bn)14.

f)     On the basis that (i) Providence decides to sell 3.35% out of its 4.85% shareholding in Indus Towers for cash, and (ii) Idea Group decides to sell its full 11.15% shareholding in Indus Towers for cash, Bharti Airtel’s shareholding will be diluted from 53.5% in Bharti Infratel today to 37.2% in the combined company15.

g)    The final number of shares issued to Vodafone and the cash paid or shares issued to Idea Group and Providence, will be subject to closing adjustments, including but not limited to movements in net debt and working capital for Bharti Infratel and Indus Towers.

Strategic combination

Indus Towers currently operates in 15 telecom service areas (“Circles”) and Bharti Infratel’s operations are focused on the remaining 7 Circles. The combination of Bharti Infratel and Indus Towers, with their highly complementary footprints, will create a pan-India tower company with the ability to offer high quality passive infrastructure services to all operators on a non-discriminatory basis, needed to support the pan-India expansion of wireless broadband services using 4G/4G+/5G technologies.

Taken together, Bharti Infratel and Indus Towers had over 163,000 towers and 367,000 tenancies as at 31 March 2018. With over INR253bn (US$3.8bn) in revenues (for the financial year ended 31 March 2018), the combined company will be well placed to invest on a national basis to satisfy the future demand from all telecoms operators in India as they continue to densify their networks to support sustained data traffic growth and roll out new network technologies. The merger of Bharti Infratel and Indus Towers is founded on a shared commitment to realise the Government of India’s ‘Digital India’ vision, delivering significant benefits to 1.3bn Indian consumers and creating substantial value for all stakeholders.

Operational synergies are also anticipated but have not been quantified at this stage. They include:

i.      Benefits of scale for capex, both in terms of new tower roll-out and tower maintenance;

ii.     Simplification of the organisational structure; and

iii.    General and administrative cost efficiencies.

Joint governance and management

Bharti Airtel and Vodafone will have equal rights in the combined company. They have entered into a shareholders’ agreement and it is expected that the combined company’s articles of association will be amended at completion to reflect some of these rights.

Following completion, the Board of the combined company will comprise of 11 directors, of whom three will be appointed by each of Bharti Airtel and Vodafone, one will be appointed by KKR/Canada Pension Plan Investment Board and four (including the Chairman) will be independent. The management team will be confirmed prior to closing.

None of Bharti Airtel, Vodafone or Idea Group (if it elects to receive shares), will be subject to a lock-in on their shareholdings in the combined company16.

After completion, the combined company will be accounted for under the equity method by Vodafone and Bharti Airtel.

Capital structure and dividend policy

It is intended that any cash consideration paid to Idea Group and/or Providence will be financed through new debt facilities and the existing cash resources of Bharti Infratel. On the basis that Idea Group and Providence elect to receive the maximum possible cash consideration, the pro forma net debt of the combined company would have been INR56bn (US$0.8bn) as at 31 March 2018. This is equivalent to 0.5x net debt/LTM EBITDA17.

Pro forma for the Transaction, the combined company’s equity value would be INR965bn (US$14.6bn)18, based on the SEBI pricing guidelines for Bharti Infratel in relation to the proposed scheme19, as at 23 April 2018 (INR363 per share).

Bharti Airtel and Vodafone have agreed a capital structure and dividend policy which is expected to be implemented post completion. The combined company is expected to distribute any excess cash flow to its shareholders through dividends or share buybacks, without exceeding a maximum leverage ratio of 3.0x LTM EBITDA.

Conditions to completion and indicative timetable

The transaction is subject to approvals from the relevant regulatory authorities, including from CCI, SEBI, NCLT, DoT (FDI approval), approval from Bharti Infratel’s shareholders, necessary corporate approvals from the companies involved, as well as closing conditions.

The transaction is expected to complete before the end of the financial year ending 31 March 2019.

KPIs and key financials of Bharti Infratel, Indus Towers and the combined company

12 months ending 31 March 2018 INRm (US$m)	Bharti Infratel (excl. its 42% share of Indus Towers)	Indus Towers (100%)	Combined company
Towers	39,523	123,639	163,162
Tenancies	88,665	278,408	367,073
Tenancy Ratio	2.24x	2.25x	2.25x

Revenue	INR66,180m (US$999m)	INR187,424m (US$2,830m)	INR253,604m (US$3,830m)
EBITDA	INR31,854m (US$481m)	INR77,160m (US$1,165m)	INR109,014m (US$1,646m)
Capex	INR11,223m (US$169m)	INR24,730m (US$373m)	INR35,953m (US$543m)
Net debt / (net cash)	(INR68,162m) ((US$1,029m))	INR39,176m (US$592m)	INR55,595m (US$840m)[20]

Current shareholding structure of Bharti Infratel and Indus Towers

	Bharti Infratel	Indus Towers
Bharti Airtel	53.5%	—
Bharti Infratel	n.a.	42.0%
Vodafone	—	42.0%
Idea Group	—	11.15%
Providence	—	4.85%
Public shareholders	46.5%	—

Indicative combined company shareholding structures

	Idea Group (all cash election); Providence (1.5% in shares, 3.35% in cash)	Idea Group (all shares election); Providence (all shares election)
Idea Group cash election?	Yes	No
Providence cash election?	Yes	No
Bharti Airtel	37.2%	33.8%
Vodafone	29.4%	26.7%
Idea Group	–	7.1%
Providence	1.1%	3.1%
Public shareholders	32.3%	29.3%

About Bharti Airtel

Bharti Airtel Limited is a leading global telecommunications company with operations in 16 countries across Asia and Africa. Headquartered in New Delhi, India, the company ranks amongst the top 3 mobile service providers globally in terms of subscribers. In India, the company’s product offerings include 2G, 3G and 4G wireless services, mobile commerce, fixed line services, high speed home broadband, DTH, enterprise services including national & international long distance services to carriers. In the rest of the geographies, it offers 2G, 3G, 4G wireless services and mobile commerce. Bharti Airtel had over 413 million customers across its operations at the end of March 2018. To know more please visit, www.airtel.com

About Bharti Infratel

Bharti Infratel is one of India’s leading providers of tower and related infrastructure and it deploys, owns and manages telecom towers and communication structures, for various mobile operators. The company’s consolidated portfolio of over 91,000 telecom towers, which includes over 39,000 of its own towers and the balance from its 42% equity interest in Indus Towers, makes it one of the largest tower infrastructure providers in the country with presence in all 22 telecom circles. The three leading wireless telecommunications service providers in India by revenue - Bharti Airtel, Vodafone India and Idea Cellular Limited - are the largest customers of Bharti Infratel. The company has been the industry pioneer in adopting green energy initiatives for its operations. For further details visit www.bharti-infratel.com

About Idea Cellular Limited

Idea Cellular Limited is the third largest wireless operator by subscribers in India with a Revenue Market Share of approximately 15.9% of the Indian mobile telecommunications services industry (excluding wireline revenue for Bharat Sanchar Nigam Limited and Mahanagar Telephone Nigam Limited) for the Q3FY18. Idea Cellular Limited is listed on National Stock Exchange (NSE), and the Bombay Stock Exchange (BSE) in India. Idea Cellular Limited is part of the Aditya Birla Group, which is one of the largest business groups in India. The Aditya Birla Group is a conglomerate with operations in 35 countries and has business interests in, among others, mobile telecommunications, financial services, metal and mining, cement, carbon black, textiles, garments, chemicals and fertilizers sectors.

More information on Idea Cellular Limited is available at www.ideacellular.com and on the Aditya Birla Group at www.adityabirla.com

About Indus Towers

Indus Towers Limited is an independently managed company offering passive infrastructure services to all telecom operators. Founded in 2007, Indus Towers Limited has been promoted under a joint venture among entities of Bharti Group (rendering telecom services in India under the brand name Airtel), Vodafone Group (rendering telecom services under the brand name Vodafone) and Aditya Birla Group (rendering telecom services under the brand name Idea), who created history by collaborating to share telecom infrastructure. Indus Towers has a presence in the 15 major telecom circles of India, and has achieved 278,408 tenancies, a first in the telecom tower industry globally. With 123,639 towers in 15 circles across the country, Indus Towers has the widest coverage in India and is also the largest telecom tower company in the world. Indus Towers began as the largest telecom tower company in 2008 with a modest tenancy ratio of 1.28 and within 5 years reached the momentous achievement of 2.0x.

About Vodafone

Vodafone Group Plc is one of the world’s largest telecommunications companies and provides a range of services including voice, messaging, data and fixed communications. Vodafone Group Plc has mobile operations in 26 countries, partners with mobile networks in 50 more, and fixed broadband operations in 19 markets. As of 31 December 2017, Vodafone Group Plc had 523.5m mobile customers and 18.5m fixed broadband customers, including India and all of the customers in Vodafone Group Plc’s joint ventures and associates. For more information, please visit: www.vodafone.com

Advisors to Bharti Airtel and Bharti Infratel

Fairness opinion provider for Bharti Infratel: JP Morgan.

Legal advisor: AZB & Partners.

Advisors to Idea Group

Financial advisor: DSP Merrill Lynch Limited.

Legal advisor: Bharucha & Partners.

Advisors to Vodafone

Financial advisor: Morgan Stanley.

Legal advisors: S&R Associates, Slaughter and May.

Independent Valuer

Walker Chandiok & Co LLP.

Enquiries

Bharti Airtel and Bharti Infratel Corporate Communications	e-mail: raza.khan@bharti.in e-mail: prem.subedi@bharti.in
Idea Cellular Limited Investor Relations	Tel: +91 95940 03439 e-mail: investorrelations@idea.adityabirla.com
Vodafone Investor Relations Media Relations	Tel: +44 (0) 7919 990 230 www.vodafone.com/media/contact

Disclaimer

Certain information contained in this document constitutes “forward-looking statements”, which can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “anticipate”, “project”, “estimate”, “intend”, “continue”, “target” or “believe” (or the negatives thereof) or other variations thereon or comparable terminology, or by discussions of strategy, plans, objectives, goals, future events or intentions. Such statements express the intentions, opinions, or current expectations of the parties with respect to possible future events and are based on current plans, estimates and forecasts, which the parties have made to the best of their respective knowledge, concerning, among other things, the respective business, results of operations, financial position, prospects, growth and strategies, statements regarding the transaction and the anticipated consequences and benefits of the transaction, and the targeted closing date of the transaction. Due to various risks and uncertainties, actual events or results or the actual performance may differ materially from those reflected or contemplated in such forward-looking statements.

Such risks and uncertainties include, but are not limited to, regulatory approvals that may require acceptance of conditions with potentially adverse impacts; risks involving the parties’ respective ability to realise expected benefits associated with the transaction; the impact of legal or other proceedings; and continued growth in the market for telecommunications services and general economic conditions in the relevant market(s).

Furthermore, a review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found:

•      under “Forward-looking statements” and “Principal risk factors and uncertainties” in the Vodafone Group Plc’s annual report for the year ended 31 March 2017 and under “Other Information — Forward-Looking Statements” in Vodafone Group Plc’s Trading Update for the quarter ended 31 December 2017 (available on its website at www.vodafone.com);

•      in the section headed “Risks and Concerns” in Bharti Airtel’s 2017 Annual Report (available on its website at www.airtel.in);

•      in the section headed “Opportunities and Threats” in Bharti Infratel’s 2017 Annual Report (available at its website at www.bharti-infratel.com); and

•      in the section headed “Opportunities, Risks, Concerns and Threats” in Idea Group’s 2017 Annual Report (available on its website at www.ideacellular.com).

No website or part thereof, or other document, is or shall be deemed to be incorporated in this announcement. None of Vodafone, Bharti Airtel, Bharti Infratel or Idea Group assumes any responsibility or liability for the content of any website or document published by any other party.

No assurances can be given that the forward-looking statements in this announcement will be realised. As a result, recipients should not rely on such forward-looking statements. Subject to compliance with applicable law and regulations, the parties undertake no obligation to update these forward-looking statements. No representation or warranty is made as to the reasonableness of such forward-looking statements. No statement in this announcement is intended to be nor should be construed as a profit forecast or estimate for any period. Actual results could differ materially from those expressed or implied.

This announcement is for information purposes only and is not intended to and does not constitute, or form part of, any invitation or offer to sell, dispose, acquire, purchase or subscribe for any securities of any companies mentioned herein in any jurisdiction, whether pursuant to the transaction or otherwise. This document shall not be distributed or used by any person or entity in any jurisdiction where such distribution or use would be contrary to applicable law or regulation.

Notes to Editors

FX rate used:

INR / US$ 66.22

1   The combined company will be the largest tower company in the world outside China by number of towers as at March 2018

2   Based on the SEBI pricing guidelines for Bharti Infratel, in relation to the proposed scheme, as at 23 April 2018 (INR363 per share), implying an Indus Towers equity value of INR676bn (US$10.2bn) based on the Merger Ratio, Indus Towers net debt of INR39bn (US$0.6bn), and Indus Towers March 2018 LTM EBITDA of INR77bn (US$1.2bn)

3   Idea Group’s shareholding in Indus Towers held through wholly-owned subsidiary (ABTL). Bharti Infratel’s 60 trading day VWAP will be computed at the end of Idea Group’s election period, i.e. after the completion of all conditions precedent including regulatory approvals required for the merger

4   Based on Bharti Infratel’s 60 trading day VWAP of INR339 as at 23 April 2018 and after applying a 10% discount to the implied Bharti Infratel March 2018 LTM EBITDA multiple of 9.0x, implying an Indus Towers equity value of INR583bn (US$8.8bn)

5   Calculated as 783.1m shares issued to Vodafone / (current Bharti Infratel shares outstanding of 1,849.6m + 783.1m shares issued to Vodafone + 28.0m shares issued to Providence) on the assumption that Idea Group sells its shares for cash and Providence elects to receive cash for its 3.35% shareholding in Indus Towers. The final number of shares issued will be subject to closing adjustments, including movements in net debt and working capital for Bharti Infratel and Indus Towers

6   Based on 783.1m shares issued to Vodafone and the SEBI pricing guidelines for Bharti Infratel, in relation to the proposed scheme, of INR363 per share as at 23 April 2018

7   Calculated as 989.8m current Bharti Airtel shares in Bharti Infratel / (current Bharti Infratel shares outstanding of 1,849.6m + 783.1m shares issued to Vodafone + 28.0m shares issued to Providence), on the assumption that Idea Group sells its shares for cash and Providence elects to receive cash for its 3.35% shareholding in Indus Towers. The final number of shares issued will be subject to closing adjustments, including movements in net debt and working capital for Bharti Infratel and Indus Towers

8   Based on the SEBI pricing guidelines for Bharti Infratel, in relation to the proposed scheme, as at 23 April 2018 (INR363 per share) and pro forma shares outstanding of 2,660.7m (current Bharti Infratel shares outstanding of 1,849.6m + 783.1m shares issued to Vodafone + 28.0m shares issued to Providence) on the assumption that Idea Group sells its shares for cash and Providence elects to receive cash for its 3.35% shareholding in Indus Towers. The final number of shares issued will be subject to closing adjustments, including movements in net debt and working capital for Bharti Infratel and Indus Towers

9   The higher of (i) the two week average of the highest and lowest daily VWAP, and (ii) the six months weekly average of the highest and lowest daily VWAP

10  See endnote 2

11  See endnote 3

12  Such election will be based on the decision of the board of directors of the entity resulting from the merger of Vodafone India and Idea Group

13  See endnote 5

14  See endnote 6

15  See endnote 7

16  The transaction will constitute a class 2 transaction for Vodafone pursuant to the Listing Rules of the UK Listing Authority. For the purpose of the disclosure requirements of LR 10.4.1, Vodafone confirms that the value of the gross assets which are the subject of the transaction are €857m as at 30 September 2017 and that any decision to sell or to retain the Bharti Infratel shares following closing, which is expected to occur before the end of the financial year ending 31 March 2019, would be taken in light of circumstances prevailing and investment considerations at the relevant time

17  Calculated as (Bharti Infratel standalone March 2018 net cash of INR68bn (US$1.0bn) + Indus Towers March 2018 net debt of INR39bn (US$0.6bn) + INR84.6bn (US$1.3bn) cash outflow to finance the acquisition of Idea Group’s 11.15% as well as Providence’s 3.35% shareholdings) / March 2018 combined company LTM EBITDA of INR109bn (US$1.6bn)

18  See endnote 8

19  See endnote 9

20  Pro forma for INR84.6bn (US$1.3bn) cash outflow to finance the acquisition of Idea Group’s 11.15% as well as Providence’s 3.35% shareholdings in Indus Towers

– ends –

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: April 25, 2018	By:	/s/ R E S MARTIN
	Name:	Rosemary E S Martin
	Title:	Group General Counsel and Company Secretary